Exhibit 99.51
GLAMIS GOLD LTD.
5190 Neil Road, Suite 310
Reno, Nevada 89502
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
     TAKE NOTICE THAT, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) dated September 25, 2006, a special meeting (the “Meeting”) of the shareholders (“Glamis Shareholders”) of Glamis Gold Ltd. (“Glamis”) will be held at The Cheakamus Room, The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on October 26, 2006, at 9:30 a.m. (Vancouver time), for the following purposes:
1.	To consider and, if thought fit, pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) which involves, among other things, the acquisition of Glamis by Goldcorp Inc. (“Goldcorp”) through the exchange of the issued common shares of Glamis (“Glamis Shares”) for common shares of Goldcorp (“Goldcorp Shares”) and cash on the basis of 1.69 Goldcorp Shares and Cdn.$0.0001 in cash for each Glamis Share, all as more fully set forth in the accompanying information circular (the “Circular”) of Glamis; and

2.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.
     Copies of the Arrangement Resolution, Plan of Arrangement made pursuant to the Arrangement Agreement, Interim Order, and Notice of Hearing of Petition for Final Order are attached to the Circular as Appendices A, C, F and G, respectively.
     AND TAKE NOTICE that Glamis Shareholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Glamis Shares, subject to strict compliance with Sections 237 to 247 of the BCBCA, as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement. Failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement may result in the loss of any right of dissent.
     The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Also accompanying this Notice is a form of proxy. Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified either by Glamis before the Meeting or by the Chair at the Meeting. Only Glamis Shareholders of record at the close of business on September 26, 2006 will be entitled to receive notice of and vote at the Meeting.
DATED at Reno, Nevada, U.S.A., September 25, 2006
BY ORDER OF THE BOARD
“C. Kevin McArthur”
President & Chief Executive Officer

Registered Glamis Shareholders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed prepaid envelope. To be used at the Meeting, proxies must be received by Glamis’ registrar and transfer agent, Computershare Investor Services Inc., before 9:30 a.m. (Vancouver time) on October 24, 2006 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time that any adjourned or postponed Meeting is reconvened or held, as the case may be. If you are a non-registered Glamis Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or the other intermediary. Failure to do so may result in your Glamis Shares not being voted at the Meeting. If you have any questions about the information contained in the Circular or require assistance in completing your proxy form, please contact Glamis’ proxy solicitation agent, Georgeson, at 1-866-904-8739 (toll-free in North America). Banks and brokers should call 212-440-9800.